Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

SEC Registration Statement No.: 333-192671

The following excerpts relating to Old National Bancorp’s pending acquisition of Tower Financial Corporation are from the slide presentation and transcript of a conference call held by executive officers of Old National on February 3, 2014 in connection with Old National’s announcement of its financial results for the quarter and year ended December 31, 2013.

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Additional Information for Shareholders of Tower Financial Corporation
Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration No. 333-192671) that includes a Proxy Statement of Tower Financial Corporation (“Tower”) and a Prospectus of Old
National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on December 19, 2013. Shareholders of Tower are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and
Tower, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower by accessing Tower’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC
Filings.”
Old National and Tower and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of
Tower is set forth in the proxy statement for Tower’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph. 3

Forward-Looking Statement
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefit and other effects of the proposed mergers with Tower and United. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan (including the proposed acquisitions of Tower and United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of
Old National’s internal controls, failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation. 5
Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure. 6

Lynell Walton, Director of Investor Relations

…2013 also saw Old National’s entry into southern Michigan with a branch purchase and of course we have 2 pending partnerships – Tower Financial in Fort Wayne, Indiana and United Bancorp in Ann Arbor, Michigan. I’ll turn the call over to Chris…

Executing the Plan – 2013 Highlights
Net income of $100.9 million, or $1.00 per share
Net Income 10.1% increase over $91.7 million, or $.95 per share, in 2012
ROAA of 1.05%
ROTCE1 of 13.70%
Balance Sheet & Annualized growth in period-end commercial loans of 2.7%
Third year of dividend increases
Capital Repurchased 1.6 million shares of common stock in the open market
Full-year net charge-offs of .10%
Margin remained above 4% - at 4.02%
Net Interest Margin Rate on total interest-bearing deposits dropped .20% to .35%
Sold $96.9 million in fixed-rate residential mortgage loans
Noninterest 4th year of improvement in the efficiency ratio
Highest Wealth Management & Investment product revenue in over a
Income & Expense decade
Consolidated 22 branches and completed sale of 12 branches
Acquired MI/IN branches & entered Southern Michigan Markets
M&A Announced partnership with Tower Financial of Fort Wayne, Indiana
Announced partnership with United Bancorp of Ann Arbor, Michigan
1 See Appendix for Non-GAAP reconciliation

Christopher A. Wolking, Senior EVP and Chief Financial Officer

…As noted in the bullet point on the slide [slide 16], the new branches in Michigan and Northern Indiana added $3.4 million in operational expenses for the fourth quarter of 2013. Fourth quarter acquisition and integration costs were $2.5 million compared to $2.3 million in the third quarter. The $2.5 million in the fourth quarter cost included $1.8 million related to the integration of the Bank of America branches and approximately $700,000 related to the pending acquisition of Tower Bancorp. Acquisition cost related to Tower will likely increase in the first quarter of 2014 as we move towards closing and conversion…

…Slide 20 shows our quarterly reported efficiency ratios for 2013 along with the efficiency ratio excluding the acquisition cost and operating income and expenses of our branch acquisition and the pending Tower Bancorp transaction. As you know, a portion of executive and managers incentives this year was dependent on our ability to meet an efficiency ratio target of 65% in the fourth quarter. Also, as discussed previously, because the Michigan and Northern Indiana branch acquisition and Tower transaction were not anticipated when we prepared our 2013 budget, results from those operations were excluded from our quarter-end executive performance calculation…

Quarterly Noninterest Expense
$100 $99.4
$96.7
$5.2 $1.2
$95
$4.7
$6.5
$90 $2.3 $88.2
$0.6
$2.0 $2.5
$85
$80 $88.5
$85.7 $85.1
$75
$70
4Q12 3Q13 4Q13
Operational Expenses Acquisition & Integration Costs
Other Expenses* Integra-Related OREO
Acquired MI / IN branch operations added $3.0 million in 3Q13 and $3.4 million in 4Q13 Operational Expenses
*Other Expenses include:
In 4Q12, $2.6 for ATM/branch optimization, a $2.3 contribution to the ONB Foundation and other charitable organizations, $1.9 in pension and other benefit expense, $1.9 in debt extinguishment charges, and a $2.1 million reversal of provision for unfunded commitments
In 3Q13, $2.7 million for branch closures, $1.2 million in contribution to ONB Foundation, $.5 million provision for unfunded commitments, and $.3 million in pension adjustments
In 4Q13, $.5 in BSA/AML penalties, $.4 million in pension adjustments and a $.3 million reversal of provision for unfunded commitments
$ in millions

…In the fourth quarter, accretion from acquired assets and liabilities accounted for 81 basis points of our net interest margin or $16.8 million. Accretion income should decline as acquired loans mature or are otherwise paid out. We expect somewhat lower accretion income from acquired loans in 2014 with a larger decline in 2015. Since we have not yet closed on either Tower or UBMI, of course, we have not marked these assets to fair value. But, out initial reviews of these portfolios indicate the percentage discount to adjust to fair value will be lower for these portfolios compared to previous acquisitions…

Quarterly Efficiency Ratio1
80%
75% 72.96%
70% 68.34%
70.98%
66.52% 66.56%
68.25%
65%
65.77%
63.97%
60%
1Q13 2Q13 3Q13 4Q13
ONB Incentive Basis for Efficiency Ratio
Incentive basis calculation excludes merger and integration charges and impact for new MI / IN branches
1 Calculation excludes net securities gains and intangible amortization

… Our Tier 1 capital ratio continues to track above the average ratio of our peer group – peer banks. Our capital base gives us a latitude to grow organically, acquire additional banks and businesses using cash or continue to return capital to shareholders. We evaluate all of these opportunities constantly and expect to execute capital decisions for the best interest of our shareholders in the long-term. Both, the Tower and UBMI acquisitions, which we expect to close in 2014, include a mix of stock and cash in the purchase consideration...

Net Interest Margin1
4.50% 4.34%
4.04% 4.11%
4.00% 3.97% 3.96%
3.50%
3.00%
2.50%
4Q12 1Q13 2Q13 3Q13 4Q13
IN Community Accretion 0.29% 0.25% 0.29% 0.23% 0.37%
Integra Accretion 0.55% 0.39% 0.32% 0.31% 0.35%
Monroe Accretion 0.10% 0.09% 0.07% 0.09% 0.09%
ONB Core 2 3.40% 3.31% 3.29% 3.33% 3.30%
Earning assets reflect purchased assets, net of discount
1 Fully taxable equivalent basis
2 ONB Core includes contractual interest income of Monroe, Integra and IN Community loans

Robert G. Jones, President and Chief Executive Officer

….The target our board has set for managements 2014 incentives is a Q4 ER of 64.5%. This does represent a slight decline from our fourth quarter incentive efficiency ratio of 63.9%, but it is important to note not included in that 63.9% was the negative impact of our Michigan branch purchase, which we estimated approximately $2.3 million for the two quarters we owned them in 2013, nor does that number include the headwinds of the declining accretion income that Chris previously addressed. In addition as part of our normal course of operations, we will be making strategic investments in our technology infrastructure, such as a new teller system and mobile banking, which will ultimately improve our efficiency, but there is an upfront cost. I should note our fourth quarter 2014 target will not include any impact associated with Tower or UBMI…

… Mergers and acquisitions remains a core focus for Old National. With two partnerships currently in the pipeline, we could effectively execute additional partnerships this year, but we will remain diligent in terms of the markets and return to our shareholders…

… As we previously discussed with Tower, we have lost some very talented people. But as I also said, we put into place a plan that was designed to retain our clients and attract new team members and we remain very optimistic. While it is early, to date, we have not had any meaningful attrition in commercial or mortgage clients.

Capital Ratios
Tier 1 Risk-Based Capital Ratio
14 .5% 14.4%
14.2% 14.3%
14.1%
14 .0%
13.6%
13 .5%
13.2% 13.3%
13.1% 13.1%
13 .0%
12 .5%
4Q12 1Q13 2Q13 3Q13 4Q13
ONB Peer Group Average
Peer Group data per SNL Financial See Appendix for definition of Peer Group

In the few days after the associates left, all commercial clients were divided up and a Tower associate made personal phone calls to each of them. The Tower board has also been incredibly supportive and committed to assist the teams efforts. We have also been introducing ONB associates to these clients as needed.

We are also very encouraged by the talent being interviewed in the hiring process and expect to have a new team in place very soon composed of associates from the local market…

Executing The Plan – 2014
2014 economic outlook
Old National’s 2014 plan
– Grow core revenue
– Continued focus on expenses
– Transformation of the franchise
Updates
– Michigan branch purchase
– Tower Financial
– United Bank and Trust

Old National Bancorp
Appendix

Transforming Old National's Landscape


Consolidation of 5 branches
2004
Returned to community bank model
Sold non-strategic market – Clarksville, TN – 5 branches
2005
Consolidation of 2 branches
2006
Sold non-strategic market – O'Fallon, IL – 1 branch
Acquired St. Joseph Capital – Entry into Northern IN market February, 2007
2007
Consolidation of 8 branches
Consolidation of 1 branch
2008
Consolidation of 10 branches
2009
Acquired 65 Charter One branches throughout Indiana March, 2009
2010
Consolidation of 12 branches
Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
2011
Consolidation of 44 branches
Sold non-strategic market – Chicago-area - 4 branches
FDIC-assisted acquisition of Integra Bank July, 2011
2012
Consolidation of 21 branches
Acquired IN Community – Entry into Columbus, IN September, 2012
Sold 12 branches
2013
Acquired 24 MI / IN branches July, 2013
Consolidation of 22 branches
Pending acquisition of Tower Financial – Enhancing Ft. Wayne, IN presence
2014
Pending acquisition of United Bancorp – Entry into Ann Arbor, MI

Purchased 175 + 25 pending | Sold 22 | Consolidated 125

37

Non-GAAP Reconciliations
end of period balances 4Q12 1Q13 2Q13 3Q13 4Q13 FY2013
Total Shareholders’
Equity $1,194.6 $1,199.7 $1,167.0 $1,159.3 $1,162.6 $1,162.6
Deduct: Goodwill and
Intangible Assets (368.0) (365.5) (364.4) (379.3) (378.7) (378.7)
Tangible Common
Shareholders’ Equity $826.5 $834.2 $802.6 $779.9 $784.0 $784.0
Total Assets $9,543.6 $9,673.7 $9,641.1 $9,652.1 $9,581.7 $9,581.7
Add: Trust Overdrafts 0.1 0.2 0.1 0.1 0.1 0.1
Deduct: Goodwill and
Intangible Assets (368.0) (365.5) (364.4) (379.3) (378.7) (378.7)
Tangible Assets $9,175.7 $9,308.4 $9,276.7 $9,272.8 $9,203.1 $9,203.1
Tangible Equity to
Tangible Assets 9.01% 8.96% 8.65% 8.41% 8.52% 8.52%
Tangible Common
Equity to Tangible
Assets 9.01% 8.96% 8.65% 8.41% 8.52% 8.52%
Net Income $23.0 $23.9 $28.5 $23.9 $24.5 $100.9
After-Tax Intangible
Amortization 1.7 1.9 1.5 1.5 1.5 6.5
Tangible Net Income $24.7 $25.8 $30.0 $25.5 $26.1 $107.4
ROTCE 11.95% 12.42% 14.95% 13.05% 13.31% 13.70%
$ in millions

Non-GAAP Reconciliations
end of period balances- $
in millions 4Q12 1Q13 2Q13 3Q13 4Q13
Total Shareholders’
Equity $1,194.6 $1,199.7 $1,167.0 $1,159.3 $1,162.6
Deduct: Goodwill and
Intangible Assets (368.0) (365.5) (364.4) (379.3) (378.7)
Tangible Common
Shareholders’ Equity $826.5 $834.2 $802.6 $779.9 $784.0
Risk Weighted Assets $5,604.9 $5,595.2 $5,640.7 $5,680.6 $5,734.0
Tangible Common
Equity to Risk Weighted
Assets 14.75% 14.91% 14.23% 13.73% 13.67%
$ in millions

Non-GAAP Reconciliations
$ in thousands 4Q12 1Q13 2Q13 3Q13 4Q13
Net Interest Income $84,361 $79,050 $79,191 $77,996 $81,187
Taxable Equivalent Adjustment 3,545 3,912 4,243 4,362 4,359
Net Interest Income – Taxable Equivalent $87,906 $82,962 $83,434 $82,358 $85,546
Average Earning Assets $8,093,291 $8,210,526 $8,406,635 $8,309,417 $8,322,334
Net Interest Margin 4.17% 3.85% 3.77% 3.75% 3.90%
Net Interest Margin – Fully Taxable
Equivalent 4.34% 4.04% 3.97% 3.96% 4.11%

(Q – Christopher McGratty): Okay. Just a quick one on the buyback. You bought more stock in the fourth quarter. Was that a function of just two pending deals? Or how should we think about the – your actual ability to buy stock in 2014?

(A – Chris Wolking): No. In fact, Chris, we had that kind of in place obviously with a $2 million share buyback. We look at that really independently of our acquisition outlook, although it has a bearing, of course. But, when you’re only paying out 40%ish of earnings and organic growth was measured, we just had that opportunity and we felt like it was an important opportunity in materializing. And, as we’ve talked about in other calls, we’ve got cash components too for our pending acquisitions. It’s just a way to get our common equity about where we think it should be. So, nothing special, just kind of part of the overall day-in, day-out discussion about capital utilization.

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Old National’s Peer Group
Like-size, publicly-traded financial services companies, generally in the Midwest, serving comparable demographics with comparable services as ONB
1st Source Corporation SRCE Heartland Financial USA, Inc. HTLF
BancFirst Corporation BANF IBERIABANK Corporation IBKC
BancorpSouth, Inc. BXS MB Financial, Inc. MBFI
Bank of Hawaii Corporation BOH Park National Corporation PRK
Chemical Financial Corporation CHFC Pinnacle Financial Partners, Inc. PNFP
Commerce Bancshares, Inc. CBSH Prosperity Bancshares, Inc. PB
Cullen/Frost Bankers, Inc. CFR Renasant Corp. RNST
F.N.B. Corporation FNB S&T Bancorp, Inc. STBA
First Commonwealth Financial Corporation FCF Susquehanna Bancshares, Inc. SUSQ
First Financial Bancorp. FFBC Trustmark Corporation TRMK
First Interstate BancSystem, Inc. FIBK UMB Financial Corporation UMBF
First Merchants Corporation FRME United Bankshares, Inc. UBSI
First Midwest Bancorp, Inc. FMBI Valley National Bancorp VLY
FirstMerit Corporation FMER WesBanco, Inc. WSBC
Fulton Financial FULT Wintrust Financial Corporation WTFC
Glacier Bancorp, Inc. GBCI